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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

         Sutton, Anthony W.
         (Last) (First) (Middle)

         Bank One Tower, 111 Monument Circle, Suite 4600
         (Street)

         Indianapolis, Indiana 46204
         (City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

         Stock Purchase on July 30, 2001

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

         WOW Entertainment, Inc. (WOWI)

5. Relationship of Reporting Person to Issuer
(Check all applicable)

         [ ]   Director                        [ ]   10% Owner
         [X]   Officer (give title below)      [ ]   Other (specify below)
         Vice President of Sales of CornerStone Wireless Services Incorporated, a wholly owned subsidiary of the Issuer.

6. If Amendment, Date of Original (Month/Year) NA

7. Individual or Joint/Group Filing (Check Applicable Line)

        [X]   Form filed by One Reporting Person
        [ ]   Form filed by More than One Reporting Person

====================================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
====================================================================================================

                                               3. Ownership Form:
                      2. Amount of Securities     Direct (D) or
1. Title of Security     Beneficially Owned       Indirect (I)     4. Nature of Indirect Beneficial
      (Instr. 4)              (Instr. 4)            (Instr. 5)        Ownership (Instr.5)
----------------------------------------------------------------------------------------------------
Common Stock(1)          2,000,000 shares         D                   N/A
----------------------------------------------------------------------------------------------------
====================================================================================================

Explanation of Responses:
Note 1: The 2 million shares are subject to certain restrictions pursuant to the Restricted Stock Purchase Agreement between the Reporting Person and the Issuer. The Reporting Person is restricted from transferring the shares until CornerStone Wireless Services Incorporated, a wholly owned subsidiary of the Issuer, meets certain financial results. In addition, the Reporting Person may be required to sell the shares back to the Issuer in the future if certain events occur.

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

==================================================================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
==================================================================================================================================
                                                                                                     5. Owner-
                                                  3. Title and Amount of Securities                     ship
                                                     Underlying Derivative Security                     Form of
                       2. Date Exercisable           (Instr. 4)                                         Derivative
                          and Expiration Date     ---------------------------------   4. Conver-        Security:
                          (Month/Day/Year)                              Amount           sion or        Direct      6. Nature of
                          -------------------                           or               Exercise       (D) or         Indirect
                          Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Security      Exer-      tion                               of               Derivative     (I)            Ownership
   (Instr. 4)             cisable    Date         Title                 Shares           Security       (Instr.5)      (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
None
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses: N/A


     /s/ Anthony W. Sutton                  August 08, 2001
     -------------------------------        ---------------
     **Signature of Reporting Person              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.